UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rimini Street, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
76674Q 107
(CUSIP Number)
Seth A. Ravin C/O Rimini Street, Inc. 3993 Howard Hughes Parkway, Suite 500 Las Vegas, NV 89169 (702) 839-9671
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 18, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76674Q 107	13D	Page 1 of 3
(1) NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Seth A. Ravin
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
13,580,880 shares*
(8) SHARED VOTING POWER
-0- shares
(9) SOLE DISPOSITIVE POWER
13,580,880 shares*
(10) SHARED DISPOSITIVE POWER
-0- shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,580,880 shares*
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%**
(14) TYPE OF REPORTING PERSON (see instructions) IN

*Reflects (i) 13,293,585 shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Issuer (as defined below) and 287,295 shares of Common Stock underlying stock options that may be exercised by the Reporting Person (as defined below) within 60 days of the date hereof.

** Percentage calculated based on shares of Common Stock as of May 7, 2018, as disclosed in the Issuer’s Form 10-Q filed on May 10, 2018 with the Securities and Exchange Commission, plus the 287,295 shares of Common Stock underlying stock options that may be exercised by the Reporting Person within 60 days of the date hereof.

Explanatory Note

This Amendment No. 1 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by Seth A. Ravin (the “Reporting Person”) on October 23, 2017 (the “Original Schedule 13D,” and together with this Amendment No. 1, the “Schedule 13D”). Terms defined in the Original Schedule 13D are used herein as so defined.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following: The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

On June 18, 2018, Rimini Street, Inc. (the “Issuer”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain investors with respect to the issuance and sale of equity securities of the Issuer.

Pursuant to the terms of the Securities Purchase Agreement (and in compliance with applicable Nasdaq listing standards), the Issuer is required to seek stockholder approval of the transactions contemplated by the Securities Purchase Agreement (the “Requisite Stockholder Approval”). On June 18, 2018, certain of the Issuer’s stockholders, including the Reporting Person, entered into voting agreements with the investors, pursuant to which such stockholders agreed to vote their shares of Common Stock in favor of the Requisite Stockholder Approval, and against any proposal or corporate action that could result in any of the Company’s obligations under the Securities Purchase Agreement not being fulfilled or a breach by the Company of any covenant, representation or warranty under the Securities Purchase Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2018

By:	/s/ Seth A. Ravin
Seth A. Ravin

Page 3 of 3